UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date May 5, 2023	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular dated April 26, 2023

99.2	Notice of Annual General Meeting of Shareholders to be Held on June 9, 2023 dated April 26, 2023

99.3	Form of Proxy